PRICING TERM SHEET	ISSUER FREE WRITING PROSPECTUS
DATED JANUARY 23, 2013	FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-176930
SUPPLEMENTING THE PRELIMINARY
PROSPECTUS SUPPLEMENTS DATED JANUARY 22, 2013
(TO PROSPECTUS DATED SEPTEMBER 20, 2011)

KB HOME

Concurrent Offerings of

5,500,000 Shares of Common Stock, par value $1.00 per share

(the “Common Stock Offering”)

and

$200,000,000 1.375% Convertible Senior Notes due 2019

(the “Notes Offering”)

The information in this pricing term sheet relates only to KB Home’s Common Stock Offering and Notes Offering (each, an “Offering”) and should be read together with (i) the preliminary prospectus supplement dated January 22, 2013, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), and the preliminary prospectus supplement dated January 22, 2013, relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and including the documents incorporated by reference therein and (ii) the accompanying prospectus dated September 20, 2011, included in the Registration Statement No. 333-176930, which was post-effectively amended on February 1, 2012 and on January 22, 2013, including the documents incorporated by reference therein. The closing of the Notes Offering is not conditioned upon the closing of the Common Stock Offering, and the closing of the Common Stock Offering is not conditioned upon the closing of the Notes Offering.

Issuer:	KB Home

Ticker / Exchange for Common Stock:	KBH / The New York Stock Exchange (“NYSE”)

Pricing Date:	January 23, 2013

Trade Date:	January 24, 2013

Settlement Date:	January 29, 2013

Common Stock Offering

Title of Securities:	Common Stock, par value $1.00 per share, of KB Home (the “Common Stock”)

Number of Shares of Common Stock Offered by KB Home:

5,500,000 shares (or 6,325,000 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full), all of which will be delivered from treasury by KB Home

Last Reported Sale Price of the Common Stock on the NYSE on the Pricing Date:	$18.63 per share of Common Stock

Use of Proceeds:	The Issuer intends to use the net proceeds from the Common Stock Offering, if consummated, for general corporate purposes, including without limitation land acquisition and development.

Price to Public:	$18.25 per share of Common Stock (the “Common Stock Public Offering Price”)

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Common Stock Public Offering Price, underwriting discount and proceeds before estimated expenses to the Issuer for the Common Stock Offering.

	Per Share	Total
Common Stock Public Offering Price	$18.25	$100,375,000
Underwriting Discount	$0.866875	$4,767,812
Proceeds, before estimated expenses, to the Issuer	$17.383125	$95,607,188

The estimated expenses of the Common Stock Offering payable by the Issuer, exclusive of the underwriting discount, are approximately $375,000.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

Notes Offering

Securities Offered:	1.375% Convertible Senior Notes due 2019 (the “Notes”)

Aggregate Principal Amount Offered:	$200,000,000 in aggregate principal amount of Notes (or $230,000,000 in aggregate principal amount if the underwriters of the Notes Offering exercise their over-allotment option in full)

Maturity Date:	February 1, 2019, unless earlier purchased, redeemed or converted

Interest Rate:	1.375% per annum, accruing from the Settlement Date

Interest Payment Dates:	February 1 and August 1 of each year, commencing on August 1, 2013. KB Home will also pay interest on November 1, 2018.

Guarantees:	All of the Issuer’s payment and delivery obligations under the Notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior basis initially by the Guarantors identified in the Notes Preliminary Prospectus Supplement. Under certain circumstances, any or all of the Guarantors may be released from their guarantees of the Notes, and other subsidiaries of KB Home may or may be required to guarantee the Notes.

Public Offering Price:	100% of the principal amount of the Notes

Initial Conversion Premium:	Approximately 50% above the Common Stock Public Offering Price

Initial Conversion Price:	Approximately $27.37 per share of Common Stock

Initial Conversion Rate:	36.5297 shares of Common Stock per $1,000 principal amount of Notes

Optional Redemption:	The Notes will not be redeemable prior to November 6, 2018. On or after November 6, 2018 and prior to the stated maturity date, the Notes will be redeemable for cash in whole or in part, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes being redeemed to the redemption date.

Estimated Net Proceeds to KB Home from the Notes Offering:

The Issuer estimates that the net proceeds from the Notes Offering, after deducting the underwriting discount and estimated expenses payable by the Issuer, will be approximately $194.1 million (or approximately $223.3 million if the underwriters of the Notes Offering exercise their over-allotment option in full)

Use of Proceeds:	The Issuer intends to use the net proceeds from the Notes Offering, if consummated, for general corporate purposes, including without limitation land acquisition and development.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, underwriting discount and proceeds before estimated expenses to the Issuer for the Notes Offering.

	Per Note	Total
Public offering price(1)	100%	$200,000,000
Underwriting Discount	2.75%	$5,500,000
Proceeds, before estimated expenses, to the Issuer	97.25%	$194,500,000

The estimated expenses of the Notes Offering payable by the Issuer, exclusive of the underwriting discount, are approximately $375,000. (1) Plus accrued interest, if any, from the Settlement Date.

CUSIP:	48666K AS8

ISIN:	US48666KAS87

Joint Book-Running Managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

Adjustment to Conversion Rate Upon Conversion Upon a Make-Whole Adjustment Event:

The following table sets forth the number of additional shares of Common Stock to be added to the conversion rate for each $1,000 principal amount of Notes upon conversion in connection with a “make-whole adjustment event” (as defined in the

Notes Preliminary Prospectus Supplement) based on hypothetical stock prices and effective dates:

	Stock Price
Effective Date	$18.25	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00
January 29, 2013	18.2648	16.3783	10.9732	7.7585	5.7029	4.3170	2.6387	1.7143	1.1610	0.8094
February 1, 2014	18.2648	16.2969	10.6999	7.4137	5.3423	3.9668	2.3374	1.4672	0.9618	0.6495
February 1, 2015	18.2648	16.0835	10.2727	6.9191	4.8470	3.5003	1.9547	1.1660	0.7277	0.4682
February 1, 2016	18.2648	15.7072	9.6453	6.2301	4.1808	2.8915	1.4825	0.8137	0.4680	0.2772
February 1, 2017	18.2648	15.0908	8.6951	5.2262	3.2455	2.0689	0.8923	0.4066	0.1909	0.0898
February 1, 2018	18.2648	14.1447	7.1871	3.6915	1.9149	1.0004	0.2668	0.1682	0.0978	0.0449
November 6, 2018	18.2648	13.4703	3.4703	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2019	18.2648	13.4703	3.4703	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

—

between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable.

—

in excess of $80.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

—

less than $18.25 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, the Issuer may not increase the conversion rate to more than 54.7945 shares per $1,000 principal amount of Notes pursuant to the events described in “Description of the Notes—Conversion of Notes—Adjustment to Conversion Rate upon Conversion upon a Make-Whole Adjustment Event” in the Notes Preliminary Prospectus Supplement, though the Issuer will adjust such number of shares for the same events for which it must adjust the conversion rate as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” in the Notes Preliminary Prospectus Supplement.

Changes from Common Stock Preliminary Prospectus Supplement and Notes Preliminary Prospectus Supplement:

Notes Offering Size

KB Home has increased the Notes Offering from the previously announced $150.0 million in aggregate principal amount (or $172.5 million in aggregate principal amount if the underwriters’ over-allotment option is exercised in full) to $200.0 million in aggregate principal amount (or $230.0 million in aggregate principal amount if the underwriters’ over-allotment option is exercised in full). Corresponding changes will be made wherever applicable in the final prospectus supplement for each of the Notes Offering and Common Stock Offering from the disclosure provided in the Notes Preliminary Prospectus Supplement and Common Stock Preliminary Prospectus Supplement, respectively.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission, or SEC, for the Common Stock Offering and the Notes Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the applicable Offering. For each Offering, copies of the prospectus supplement and accompanying prospectus describing the Offering, when available, may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting Citigroup at the following address: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146 or by e-mail at batprospectusdept@citi.com, or Credit Suisse at the following address: Attention: Prospectus Department, One Madison Avenue, New York, New York 10010 or toll free at 1-800-221-1037 or by e-mail at newyork.prospectus@credit-suisse.com.

This communication should be read in conjunction with the applicable Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the applicable Preliminary Prospectus Supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.